January 8, 2025

Stanton E. Ross
Chief Executive Officer
Digital Ally, Inc.
14001 Marshall Drive
Lenexa, KS 66215

       Re: Digital Ally, Inc.
           Registration Statement on Form S-1
           Filed December 30, 2024
           File No. 333-284092
Dear Stanton E. Ross:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. See
       General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly.
2. Please update your compensation disclosure to reflect the fiscal year ended December
       31, 2024. Refer to Item 402 of Regulation S-K and Question 117.05 of Regulation S-
       K Compliance and Disclosure Interpretations.
 January 8, 2025
Page 2
3. Please disclose that you have received a notice from Nasdaq indicating that you are no longer in compliance with Nasdaq Listing Rule 5550(b)(1). Please add related disclosure to the prospectus summary, as well as risk factor disclosure related to the potential delisting from the exchange.
4. We note your disclosure on page 25 that your selling securityholders may sell their securities through purchases by a broker-dealer as principal and resale by the broker-
       dealer for its own account. Please confirm your understanding that this would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Joseph E. Segilia